August 1, 2012

CONFIDENTIAL

Mr. Jonathan E. Gottlieb

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	DFC Global Corp. (formerly known as Dollar Financial Corp.)

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed August 29, 2011

Proxy Statement on Schedule 14A

Filed October 13, 2011

Forms 10-Q for the Quarterly Periods ended September 30, 2011 and December 30, 2011

Filed November 7, 2011 and February 9, 2012

File No. 000-50866

Dear Mr. Gottlieb:

On behalf of DFC Global Corp. (formerly known as Dollar Financial Corp.), a Delaware corporation, and in connection with its Annual Report on Form 10-K for Fiscal Year Ending June 30, 2011, filed with the Securities and Exchange Commission on August 29, 2011, its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 13, 2011, and its Forms 10-Q for the quarterly periods ended September 30, 2011 and December 31, 2010, filed with the Securities and Exchange Commission on November 9, 2011 and February 9, 2012, respectively, we hereby respond to the comment letter of the Securities and Exchange Commission dated June 14, 2012. In our letter, we refer to DFC Global Corp., the registrant, as the “Company”, and to the Staff of the Securities and Exchange Commission as the “Staff”. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter.

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

Form 10-K for the Fiscal Year Ended June 30, 2011

General, page 2

1.	We note your response to comment 11. Please tell us and revise future filings to disclose the basis for your claim in the first sentence that you are “a leading international diversified financial services company.”

The Company respectfully advises the Staff that the Company’s claim that it is “a leading international diversified financial services company” is qualified by the phrase “serving primarily unbanked and under-banked consumers who, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather from banks or other financial institutions”. The Company only makes the claim to be a “leader” within its industry, which the Company identifies as the provision of financial services, such as unsecured short term consumer lending, check cashing and pawn lending, that are not typically offered by traditional financial services companies such as banks. The Company has historically provided a discussion of its industry and competition in the Business section of its Annual Reports on Form 10-K, including its Form 10-K filed for the year ended June 30, 2011 (the “2011 Form 10-K”). The Company has made this claim in the same or a substantially similar form in its public filings since 2003.

The Company bases the claim on publically available information regarding U.S. and international businesses engaged in the provision of financial services similar to those offered by the Company in its various businesses in North America and Europe. As noted in the Company’s response to comment 11 in its letter to the Staff dated March 19, 2012 (the “First Response Letter”), the Company identifies in its executive compensation disclosures a group of similarly sized U.S.-based corporations with businesses similar to that of the Company, including Cash America International, Inc., EZCorp, Inc. and First Cash Financial Services, Inc., each of which provides one or more services similar to those offered by the Company. The Company includes those companies, along with Advance America Cash Advance Centers, Inc. (for which public information is no longer available as a result of its recent acquisition by a private company) and QC Holdings, Inc., in the peer group used in the stock performance graph included in the 2011 Form 10-K.

In addition to this group of U.S.-based industry peers, the Company also measures itself against several international competitors for which information is publically available, including The Cash Store Financial Services Inc. (Canada), H&T Group plc (U.K.) and Albemarle & Bond Holdings plc (U.K.). As discussed in the Business section of the 2011 Form 10-K, beyond these companies, the remainder of the industry in which the Company operates consists almost entirely of smaller, privately held companies for which financial information generally is not available.

The Company believes that its position relative to these competitors, on all relevant financial as well as operational levels, validates the Company’s claim that it is a leading participant within its

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

industry. The Company operates the largest network of retail stores of its type in the United Kingdom, has the most revenue of any of its competitors in Canada, is one of the largest pawn lenders in Europe and has a number of stores in the United States that places it among the top 10 companies in its space in that country. The Company’s revenue and other financial results also place it among the top echelon of participants in its industry.

The Company respectfully submits to the Staff that the claim historically used by the Company, that it is “a leading international diversified financial services company serving primarily unbanked and under-banked consumers who, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather from banks or other financial institutions”, is accurate and unambiguous. Accordingly, the Company respectfully submits to the Staff that no additional disclosure regarding such claim is necessary to clarify the Company’s industry or its relative position within that industry.

Short-Term Single Payment Loans, page 9

2.	We note your response to the first bullet point of comment 1. Please revise your proposed disclosure consistent with Item 402(b) as follows:

•

noting your characterization of your loan products as “short term,” revise the second paragraph and other similar characterizations to disclose that some loans are not short term because they are rolled over multiple times and disclose whether or not you have a maximum number of times and period over which you will extend a loan; and

•

noting your disclosure in the second paragraph of limits on the amount of each loan, disclose whether you permit multiple loans to a single borrower and, if so, the maximum aggregate amount of principal, interest and fees that you will permit a borrower to have outstanding at any time.

In response to the Staff’s comment, set forth in Exhibit A to this letter is a revised version of the discussion of the Company’s unsecured short-term consumer loans based on the disclosure provided in the 2011 Form 10-K (for the Staff’s convenience, the Company has noted the deletion of text from the proposed disclosure provided in comment 1 to the First Response Letter with ~~strikethrough text~~, and the addition of new text with double underlining text).

For clarity and to allow the Company to address the Staff’s comments with respect to its businesses across the jurisdictions in which it operates, the Company defines “rolling over”, “extending” and similar terms in relation to a unsecured short term consumer loan to mean extending the duration of a loan without any other change in the credit terms governing the loan. As discussed in the attached

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

Exhibit A, in those jurisdictions in which it allows a customer to “roll over” or “extend” the duration of a loan, the customer must pay all accrued and unpaid interest and fees on that loan in order to qualify for an extension of the term of that loan. Please note that the Company characterizes a loan taken out by a customer subsequent to that customer repaying a prior loan on or before its due date with the customer’s own funds, and not with the funds of another loan made by the Company, as a new loan, and not as a “roll over” or “extension”.

The Company believes that it is appropriate and accurate to describe its unsecured consumer loans as being “short-term”, and that it would be inaccurate to state “that some loans are not short term because they are rolled over multiple times.” The Company describes in the attached Exhibit A the general terms of its unsecured consumer loan products in each of the countries in which it originates a material number of loans, including the Company’s policies with respect to roll overs in each of those markets. The Company believes that, based on those terms, it is more accurate for the Company to refer to its loans, on a general and aggregate basis across all of its businesses globally, as being “short term” in nature. Even in those markets in which the Company permits customers to extend the stated terms of loans, those loans will in almost all cases have an aggregate stated term of less than 12 months, which the Company believes is reasonably characterized as “short term”.

The Company has addressed the Staff’s request to disclose the Company’s policies regarding multiple loans to a single customer in paragraphs 6 and 7 of the attached Exhibit A.

3.	We note your response to the second bullet point of comment 1, including your statement that you “do not have the ability” to track the percentage of your payday loans during the past fiscal year that at the end of their initial term were rolled over, extended, renewed or paid and replaced by a new payday loan. Please revise your proposed disclosure consistent with Item 402(b) the following:

•

revise your second revised paragraph and similar disclosure elsewhere to disclose that a portion of the loans you categorized as “originated’ were not new loans but were loans that were rolled over, extended, renewed or otherwise replaced previous loans; and

•	disclose that you “do not have the ability to track this data.”

Starting with its Quarterly Report on Form 10-Q filed on May 10, 2012, the Company discontinued reporting the aggregate principal amount of loans that it originates for a given fiscal period. Such information had historically been provided under the heading “Supplemental Statistical Data” in its periodic reports filed with the SEC, and was not otherwise required to be reported under applicable SEC or accounting rules. The Company does not deem such information to be material to an investor’s understanding of the Company or its business. Accordingly, as indicated in the attached

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

Exhibit A, the Company has deleted the reference to the aggregate principal amount of loans originated in its fiscal years ended June 30, 2010 and 2011, and will not include such information its Annual Report on Form 10-K for its fiscal year ended June 30, 2012. The Company has revised its disclosure in paragraph 12 of the attached Exhibit A to indicate that that the Company does not track data on a consolidated or consistent basis regarding roll overs and extensions of its unsecured consumer loans.

4.	We note your response to the third bullet point of comment 3. As we requested, disclose the actual “number of unpaid balances beyond stated terms” and the aggregate amount as of the end of your last fiscal year;

As indicated in the Company’s response to comment 1 in the First Response Letter and the Company’s response to comment 3 above, the Company does not track data on loans that are renewed or “rolled over”, or that are otherwise “beyond stated terms”—in large part because the Company deems loans for which roll overs or extensions have been granted to be in good standing. The Company does, however, report the amount of its “loans in default”, which represents generally loans for which customers have failed either (i) to make payment in full on or before the stated due date as required by the loan terms, or (ii) to the extent permitted by Company policy and applicable law, to request an extension of the stated term along with the payment of the then outstanding and accrued interest and fees. The Company does not deem data regarding loans for which the term is extended pursuant to a roll over or extension, or new loans taken out subsequent to a prior loan being repaid by a customer with the customer’s own funds, to be material to an investor’s understanding of the Company. The Company does not believe that it should change its business processes in order to provide such data.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

5.	We note your response to comment 11 regarding industry peers. Please define your “customer demographic base” to which you refer in the footnote to your table of peers.

Historically, the Company has noted those members of its compensation peer group which the Company believes to service a similar “customer demographic base” primarily based on the experience and knowledge of the Company’s executives and its compensation consultants, and not upon any statistical or other data gathered for the purpose of comparing the Company’s customers to those of its compensation peer group members. The designation was intended to aid the reader in an understanding of the composition of the Company’s compensation peer group, and its division between traditional “industry peers” and retail peers which the Company believes reflect the multi-channel models involving retail and Internet-based operations and which employ the type of executives that the Company hires and seeks to retain.

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

Because the Company believes that the broad designation as an “Industry Peer” is sufficient to allow the reader to understand which companies in the peer group are in the Company’s traditionally defined industry, the Company will not include the additional designation of companies serving a similar “customer demographic base” to that of the Company in its disclosure of its compensation peer group in future filings.

6.	We note your response to comment 11 regarding “retail peers.” Please tell us and revise future filings to disclose, consistent with Item 402(b)(2)(xiv) and Instruction 1, the basis for your claim “we compete with retail companies more than industry peers, when hiring for executive and management level positions.” Reconcile your claim with the previous major job experience of your CEO and Named Executive Officers.

As noted in the Company’s response to comment 11 in the First Response Letter, the Company believes that it differentiates itself from its traditionally recognized “peer group” by virtue of its multi-channel focus involving its retail networks and internet platforms, its international operations and its growth strategy. As a result, the Company believes that is has more sophisticated management needs than those industry “peers” and often seeks management talent with significant experience outside those peer companies.

Set forth below is a table providing the prior employment experience of each of the Company’s chief executive officer, other current named executive officers, as well as other executive officers named in the Company’s most recent proxy statement:

Name	Position	Hiring Date	Prior Employment (Last Position)	Industry
Jeff Weiss	Chief Executive Officer	5/1/1990	Bear Stearns & Co. (Partner)	Investment Banking

Ken Schwenke*	President	11/14/2011	Gravitas LLC (Managing Partner)	Executive Search and Talent Management
			Sodexo (Executive Vice President, Operations, and President, Off-Campus Division))	Global Food Service

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

			Off Campus Dining Network (Chief Executive Officer)	Food Retail

			Aramark (Senior Vice President, HR – Food and Support Services)	Food Retail

Norman Miller	Executive Vice President and Chief Operating Officer	4/1/2007	Aramark (Group President, Sports & Entertainment)	Food Retail

Randy Underwood	Executive Vice President and Chief Financial Officer	6/28/2004	The Coleman Company, Inc. (Senior Vice President, Global Finance and Administration and Chief Financial Officer)	Manufacturing, Retail Stores

			Thorn EMI plc (Senior Vice President and Chief Financial Officer and Division President-The Americas)	Retail—Durable Goods, Financial Services and Music

Roy Hibberd	Senior Vice President and General Counsel	7/25/2005	Millennium Services and Smooth Engine, Inc. (Managing Director)	Consulting Services

			Virtual Internet plc (General Counsel and Managing Director (US))	Internet services

			American Express Company (Vice President and General Manager, The Americas)	Financial Services

Bill Athas	Senior Vice President, Chief Accounting Officer and Controller	1/10/2000	Timet (Divisional Controller)	Metals Supplier

			Asarco, Inc. (Assistant Corporate Controller)	Non-ferrous metals supplier

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

Pete Sokolowski	Senior Vice President, US Finance & North American Operations	5/22/1991	Atlantic Financial (Vice President, Controller)	Banking

Melissa Soper	Senior Vice President, Corporate Administration	2/28/1995	Double Tree (Director of Human Resources)	Hospitality Services

*	Prior to his hiring as the Company’s President, Mr. Schwenke served as a member of the Company’s board of directors.

As indicated above, several of the Company’s named executive officers and other executive officers have been employed by the Company for a number of years. Each of these employees, however, also came to the Company with experience outside the Company’s “industry”, including Mr. Weiss, who has a background in investment banking, Mr. Underwood, who previously worked for The Coleman Company, Inc., and before that, Thorn EMI, plc, and Mr. Miller, who was previously employed by Aramark. Also included in the table above is Mr. Schwenke, who was recently hired by the Company to serve as its President and who the Company expects to be included among its named executive officers for its fiscal year ended June 30, 2012. Mr. Schwenke’s prior employment experience was in the food service and talent management industries.

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

The Company has also hired a number of other key management personnel within the past three years, each of whom came to the Company with significant experience outside the Company’s traditionally defined “industry”. Set forth below is a table providing the prior employment experience of each current key management employee of the Company who was hired since July 1, 2009 (please note that the following table represents only employment decisions made by the Company since such date and does not reflect management personnel who came to the Company as the result of acquisitions):

Name	Position	Employment Date with Company	Prior Employment (Last Position)	Industry
Mike Coury	Senior Vice President and Chief Information Officer	4/1/2010	Capital One Financial Corporation (Chief Information Officer, Mortgage Business)	Global Financial Services

			Central Fidelity Banks, Inc. (Vice President of Technology)	Retail Bank

Ken Fisher	Chief Risk Officer	2/8/2010	Elmer’s Products, Inc. (President and Chief Executive Officer)	Imports/Wholesale of Consumer Products

			The Coleman Company, Inc.	Manufacturing, Retail Stores

			Koch Industries, Inc.	Global Energy Products and Transportation

David Alexander	Chief Human Resources Officer	9/12/2011	SAP (Senior Vice President, Human Resources)	Software Technology/eCommerce

			JP Morgan Chase/WAMU (Senior Vice President, Retail Bank & Incentive)	Retail—Multi-Unit Banking

			AT&T (Vice President and Executive Director, Human Resources)	Telecommunications

Eric Erickson	Senior Vice President and Treasurer	1/31/2011	Sungard Data Systems, Inc. (Vice President and Treasurer)	Technology

			PNC Capital Markets (Vice President, Capital Markets)	Investment Banking

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

Nick Green	Managing Director, UK Retail	1/3/2012	Mothercare Group (Managing Director)	Merchandise Retail
			Walmart UK (Retail Strategy Consultant)	Retailer

Ian White	Vice President of Operations, Canadian Retail	9/7/2011	Canadian Tire (Vice President and General Manager of Partsource Automotive Division	Retailer

Nick Wilkin	Managing Director, Emerging Markets	11/8/2010	Associated Group (Controller and Chief Financial Officer)	Commodity Investors

			Aramark (Associate Vice President, Finance)	Food Retail

Phil Rymiszewski	Vice President of Operations, US Retail	9/27/2010	Cardinal Health (Vice President, Sales, Retail National Accounts)	Healthcare Services

			Alcoa Closure Systems International (Global Director of Manufacturing)	Manufacturer & Supplier

Jeff Bray	Director, Europe eCommerce Channel	1/3/2011	Bank of America (Change Management Executive)	Banking

			Capital One (Process Engineer)	Financial Services

As the above table notes, the Company’s recent hiring efforts have focused almost exclusively on executive talent with experience outside its “industry”, perhaps most notably on individuals with experience with retail businesses.

The Company strongly believes that, as a result of its geographical footprint, business model and product offerings, the Company competes for executive talent with retailers and players in industries other than the Company’s traditionally defined industry “peer group”. As indicated in the First

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

Response Letter, over the past two years, the Company has rapidly expanded its retail footprint in the United Kingdom by opening over 100 new storefront locations, acquiring the largest Internet-based providers of short-term single-payment consumer loans in both the United Kingdom and Finland, and become what the Company believes to be the largest pawn lender in Europe by expanding its pawn offerings in the United Kingdom and acquiring the largest pawn lender in Scandinavia. None of the Company’s traditional industry “peers” has a geographical and/or product diversity profile that competes with, or that is even similar in magnitude to, that of the Company.

In order for the Company to expand and grow its business geographically and otherwise, and to continue to expand its efforts to market its services and products across multiple platforms, the Company firmly believes that it must attract and retain executive talent that has the experience in multi-national, diverse companies which have effectively executed on multi-channel retail and Internet-based strategies. It is the Company’s opinion that the delivery of its services and products, through retail outlets, over the Internet, or otherwise, is as important to the Company’s success as the services and products themselves.

The Company’s claim that it competes with “retail companies more than industry peers, when hiring for executive and management level positions” relates both to its executive and key management hiring efforts as well as the retention of those individuals after hiring. In other words, because the Company focuses its hiring efforts on executive talent with significant experience that the Company deems to be relevant to its business but which may otherwise be viewed as being outside its traditionally defined “industry”, the Company believes that the compensation that it offers its executive talent, including its named executive officers as well as other key management personnel, must be consistent both with that “non-industry” experience as well as with the relative value offered by each executive employee to the Company. Accordingly, the Company constitutes its peer group with both its traditional “peer group” as well as other retail companies in order to benchmark the compensation of its named executive officers, as well as its other key management personnel, in order to construct a compensation structure that reflects the performance of the Company relative to its “industry peers” as well as the companies with which the Company believes that it competes to retain its executive talent.

The Company undertakes to include disclosure in future filings that addresses the reasons why it believes that retail and other “non-industry” companies are properly included within its compensation peer group consistent with the preceding discussion.

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

7.	We note your response to comment 13. Please revise the table to show the range of the amounts and total compensation Mr. Weiss will receive, not just the minimum amounts and revise the percentage of each increase accordingly. Clarify which compensation is performance based and which is not.

In response to the Staff’s comment, set forth below is revised disclosure with respect to the current agreement with Mr. Weiss relative to our prior agreement with Mr. Weiss. The Company undertakes to provide disclosure of a substantively similar nature in its proxy statement for its next annual meeting.

Set forth in the table below is a comparison of the salary, bonuses and long term compensation awards to which Mr. Weiss is entitled under the terms of the employment agreement he entered into with us on September 7, 2011, which we refer to as the 2011 Weiss Agreement, compared to the salary, bonuses and long term compensation awards to which Mr. Weiss was entitled during our fiscal year ended June 30, 2011 under the terms of Mr. Weiss’ prior employment agreement with us dated October 30, 2009, which we refer to as the 2009 Weiss Agreement.

	2009 Weiss Agreement		2011 Weiss Agreement
	Fiscal 2011 (Actual)		Fiscal 2012		Percentage Increase over Prior Year	Fiscal 2013	Percentage Increase over Prior Year	Fiscal 2014		Percentage Increase over Prior Year	Fiscal 2015		Percentage Increase over Prior Year
Salary	$985,000		$1,000,000		1.5%	$1,000,000	0.0%	$1,000,000		0.0%	$1,000,000		0.0%
Annual Bonus* (1)	$1,723,750		$2,500,000		103.0%	$2,500,000	0.0%	$2,500,000		0.0%	$2,500,000		0.0%
Long Term Incentive Compensation (2)								$3,000,000	(2)	—	$3,000,000	(2)	0.0	%(2)
Equity-based	$591,000		$4,800,000		712.2%	—	—
Cash	$394,000	*	$1,200,000	*	204.6%	—	—
Supplemental Cash Bonus (3)	$985,000	*	—		-100.0%	—	—	$1,000,000	*	—	$1,000,000	*	0.0%
Supplemental Restricted Stock Award (4)	—		—		—	$4,200,000	—	—		—	—		—
Total	$4,678,750		$9,500,000		103.0%	$7,700,000	-18.9%	$7,500,000		-2.6%	$7,500,000		0.0%

*	Performance-based compensation

(1)

Under the terms of the 2009 Weiss Agreement, Mr. Weiss was entitled to receive an annual target cash bonus equal to 125% of his base salary, with the ability to receive a maximum bonus of 175% of his base salary, based upon our performance measured by the extent to we achieved consolidated annual earnings before income taxes, depreciation, amortization and other items, or EBITDA, targets set by our board of directors. Under the terms of the 2011 Weiss Agreement, Mr. Weiss is entitled to receive an annual target cash bonus equal to 125% of his base salary, with the ability to receive a maximum bonus

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

of 250% of his base salary, based upon our performance measured by the extent to we achieve consolidated annual EBITDA targets set by our board of directors. For the purposes of this table, we have assumed that Mr. Weiss earns his maximum annual target cash bonus amount, or 250% of his base salary, for each fiscal year under the 2011 Weiss Agreement.

(2)	The amounts shown reflect (i) the aggregate grant date fair value for stock and options awards, in accordance with ASC Topic 718, in each case pursuant to our equity compensation plans, and (ii) the full value of the long term cash incentive vesting, which Mr. Weiss received under the 2009 Weiss Agreement and which he has received, or will be entitled to receive, under the 2011 Weiss Agreement. Under the terms of the 2009 Weiss Agreement, Mr. Weiss was entitled to receive an annual award under our long term incentive compensation plan in an amount equal to 100% of his then current base salary. Under the terms of the 2011 Weiss Agreement, Mr. Weiss received an award under our long term incentive compensation plan having a grant date value, determined in accordance with United States generally accepted accounting principles, of $6,000,000, one half of which constituted an award with respect to fiscal 2012 and the other half of which constituted an award with respect to fiscal 2013. For fiscal years beginning on and after June 30, 2013, Mr. Weiss is entitled to receive long term incentive compensation with an annualized aggregate grant date value of at least $3,000,000, with the allocation of such award between equity and cash to be determined by our human resources and compensation committee. For the purposes of this table, we have indicated that Mr. Weiss will be entitled to an award with an aggregate value of $3,000,000 for each of the fiscal years ended June 30, 2014 and 2015, but have not assumed how such awards will be allocated between equity or cash awards, or whether all or any portion of such awards will be performance based compensation.

Equity awards made to Mr. Weiss under both the 2009 Weiss Agreement and the 2011 Weiss Agreement vest ratably on an annual basis over a three-year period, provided that he remains employed by us on such dates, and is not based on our performance and/or that of Mr. Weiss. The long term cash incentive awards granted to Mr. Weiss under the 2009 Weiss Agreement vest ratably on an annual basis over a three-year period, subject to our achievement of certain EBITDA targets and/or the determination of our human resources and compensation committee that strategic objectives are met by us. Of the $1,200,000 in cash-based awards granted to Mr. Weiss under the 2011 Weiss Agreement in the fiscal year ended June 30, 2012, (1) $480,000 vests over a three-year period, with one-third of such amount vesting on each of June 30, 2012, 2013 and 2014, provided Mr. Weiss remains continuously employed by us through each such date, and (2) $720,000 vests over a vests over a three-year period, with one-third of such amount vesting on each of June 30, 2012, 2013 and 2014, subject to the achievement of performance conditions determined by our human resources and compensation committee and based on our performance and Mr. Weiss’ performance beginning on July 1, 2011 and ending on the applicable vesting date.

(3)	Under the terms of the 2009 Weiss Agreement, Mr. Weiss received a cash bonus in the amount of 100% of his then current base salary in recognition of his efforts to assist us in planning for the

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

succession of his chief executive officer position. Under the terms of the 2011 Weiss Agreement, Mr. Weiss is entitled to receive supplemental cash bonus awards of $1,000,000 on each of December 31, 2013 and December 31, 2014, with $250,000 of each such award subject to the satisfaction of non-financial performance objectives, and $750,000 subject to our achievement of EBITDA targets, in each case as determined by our human resources and compensation committee. Each of such awards is also subject to Mr. Weiss remaining employed by us on each award date.

(4)	Under the terms of the 2011 Weiss Agreement, Mr. Weiss received on July 2, 2012 a supplemental restricted stock unit award with a grant date value of $4,200,000. Such restricted stock units will vest in substantially equal monthly installments on the last day of each month beginning on July 31, 2012 and ending on December 31, 2014, provided that Mr. Weiss is employed by us on such dates, and is not based on our performance and/or that of Mr. Weiss.

* * * * * * *

In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Bryan MacIntyre, Esq., the Company’s Vice President - Senior Counsel, at (610) 640-6501, or Brian M. Katz, Esq. of the Company’s external counsel, Pepper Hamilton LLP, at (215) 981-4193, concerning any questions or comments you may have with respect to the foregoing.

Sincerely,

DFC GLOBAL CORP.

By:	/s/ William M. Athas
William M. Athas
Senior Vice President - Finance, Chief Accounting Officer and Corporate Controller

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

EXHIBIT A

~~Short-Term~~ Unsecured Consumer Loans

We originate unsecured, ~~single-payment~~ short-term consumer loans at most of our retail financial service locations in Canada, the United Kingdom and the United States. We also offer unsecured short-term ~~single-payment~~ consumer loans via the Internet in the United Kingdom, in the provinces of Ontario, ~~and~~ Alberta and Nova Scotia, Canada, and in Finland, Sweden and Poland. Internet-originated loans are ~~predominantly~~ made by directing the customer to one of our websites, generally through direct and indirect online marketing.

~~We originated approximately $1.8 billion of short-term single-payment consumer loans during fiscal 2010 and approximately $2.2 billion during fiscal 2011. We bear the entire risk of loss related to these loans.~~

Our ~~single-payment~~ unsecured short-term consumer loan products provide customers with cash in exchange for a promissory note or other repayment agreement supported, in most cases, by the customer’s personal check or an authorization to debit the customer’s bank account for the amount due. The customer may repay the loan in cash or by allowing the check to be presented for payment by manual deposit or an electronic debit to the customer’s bank account for the amount due. The average loan amount across all of our business units globally which offer unsecured short-term ~~single payment~~ loans is $500 or less.

We bear the entire risk of loss related to the unsecured short-term loans that we originate. We manage our underwriting risk with respect to our unsecured loan portfolio on a global, as well as a business unit, basis. Our global credit group, which is comprised of experienced and highly educated individuals in academic fields such as finance, statistics and economics based at our global headquarters in Berwyn, Pennsylvania, is responsible for monitoring global customer loan and collections performance using real-time lending and collections performance data. In conjunction with local business unit expertise, our global credit group continually revises our lending criteria and customer scoring models based on current customer and economic trends, and has the ultimate ability to implement changes to business unit point-of-sale systems as necessary.

Customer information is automatically, in our online businesses, and, manually, in retail cases, screened for legal age, employment, income, ownership of a bank account, residence in the jurisdiction in which a loan is originated and fraud. Based on this information and additional derived indicators, a loan application is systematically reviewed using our proprietary scoring systems and criteria to approve and determine a maximum loan amount with respect to, or otherwise to decline, the application. In some cases, additional information may be required from the applicant prior to making a loan decision. Once a loan is approved, the customer agrees to the terms of the loan and the amount borrowed is typically paid to the customer in cash or, in the case of Internet-based loans, directly deposited into the

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

customer’s bank account. Additional derived indicators include information obtained from internally collected data on customers’ behavior, as well as data from third-party credit reporting services such as TransUnion, Experian and CallCredit.

We have developed proprietary predictive scoring models for our businesses which employ advanced statistical methods that incorporate the performance of our loan portfolio over our history in order to ensure systematic compliance and standards are applied to applicants. Upon initial qualification, we apply those predictive scoring models to offer our customers unsecured ~~short-term~~ loans in an appropriate amount to enhance their likelihood to repay their loans. Furthermore, in some jurisdictions in which we operate, such as in several U.S. states and Canadian provinces, maximum loan amounts are determined by local law and regulations based on a customer’s income level.

Where concurrent loans to a single customer are prohibited by law (such as in Canada and in most states in which we operate in the United States), and otherwise as a part of the underwriting processes that we employ in all of our business units outside the United Kingdom, we do not permit customers to have more than one unsecured loan outstanding with us at the same time.

In the United Kingdom, each of the Company’s retail and online business units either limit a customer to one outstanding loan at any given time, or offer a customer credit up to a fixed credit limit, allowing that customer to enter into one or more concurrent loans with an aggregate principal amount not exceeding that credit limit. It is possible for a customer to have loans with more than one of the Company’s U.K.-based retail and online business units at the same time. The application for a new loan by a customer who currently has a loan outstanding with one of our businesses in the U.K. is evaluated within our normal underwriting criteria (including review of the customer’s credit report), which depending on the circumstance may or may not take into account the customer’s current aggregate indebtedness to us across our U.K. businesses.

Where permitted by law, our customers may choose to ~~renew~~ “roll over” or extend the duration of a loan on or before its due date for an additional term, without any other change in the credit terms of the loan, by agreeing to pay the current finance charge ~~for the right to make payment of the outstanding principal balance at a later date plus an additional finance charge~~. Roll overs are prohibited under applicable Canadian law, and we therefore do not permit our Canadian customers to extend the terms of their loans for any reason. Similarly, we do not offer customers of our U.S. businesses the option to extend the terms of their loans (other than in the approximately 30 retail stores that we collectively operate in Louisiana (which allows for the extension of a loan upon the payment by the customer of at least 25% of the outstanding principal amount plus accrued financing charges), Alaska (which allows for up to two extensions of a single payment loan), and Missouri (which by law requires us to allow a customer to renew a loan up to 6 times upon a minimum payment of 5% of the outstanding principal amount).

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

Although our retail and online business units in the United Kingdom have historically permitted customers to roll over or extend the duration of unsecured loans based upon differing criteria, effective September 1, 2012, all of our U.K. business units will adhere to an underwriting policy (required as of such date under the code of conduct of the Consumer Finance Association, of which we are a charter member) allowing a customer to roll over or extend the duration of a loan on no more than three occasions upon the payment of only the accrued and outstanding finance charges as of the time of the extension. The loan terms offered by certain of our U.K. business units also permit customers to extend the duration of a loan by paying both the interest and fees as of the loan’s stated due date as well as a portion of the principal outstanding under such loan.

Our online businesses in Finland and Sweden also allow customers, upon the payment of all accrued but unpaid finance charges, to extend the term of a loan for one additional period (typically 30 days) upon the payment of all outstanding fees plus an additional finance charge. ~~If a loan is renewed, the renewal is considered to be a new loan.~~

We also offer unsecured loans in Poland of generally 40 to 50 week durations with average loan amounts of $250 to $500. The loan transaction includes a convenient in-home servicing feature, whereby loan disbursement and collection activities take place in the customer’s home according to a mutually agreed upon and pre-arranged schedule. The in-home loan servicing concept is well-established and accepted within Poland and Eastern Europe, and was initially established in Britain nearly a century ago. Customer sales and service activities are managed through an extensive network of local commission based representatives and market managers across ten provinces in northern and western Poland.

We had approximately $176.8 million of unsecured consumer loans outstanding as of June 30, 2011. As of June 30, 2011 and excluding loans which we have charged off the balance sheet, we had approximately $51.5 million of unsecured consumer loans that were considered to be in default, representing 22.6% of all unsecured consumer loans outstanding on our balance sheet as of such date. We do not track on a consolidated or consistent basis the number or principal amount of unsecured consumer loans which are rolled over or extended or paid and replaced with a new loan.

Because our revenue from our global consumer lending activities is generated through a high volume of small-dollar financial transactions, our exposure to loss from a single customer transaction is minimal. Collection activities are, however, an important aspect of our global operations, particularly with respect to our unsecured short-term ~~single-payment~~ consumer loan products due to the number of loans in default.

We operate centralized collection centers to coordinate a consistent approach to customer service, ensure local regulatory compliance and leverage advanced technology collection tools in each of our markets. We use a variety of collection strategies to satisfy a delinquent loan, such as readily accepting

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 1, 2012

local consumer hardship programs, in-house settlements and payment plans. Call center employees contact customers following the first missed payment and periodically thereafter in compliance with applicable law. Our primary methods of contacting customers with loans in default are through phone calls and correspondence. In some instances, we sell loans that we are unable to collect to debt collection companies.